UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-160221, as amended, originally filed with the Securities and Exchange Commission on June 25, 2009.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/S/ XIANSHOU LI
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: October 1, 2009

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Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement dated September 29, 2009 among Credit Suisse Securities (USA) LLC, UBS AG and the Registrant.

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Exhibit 1.1

15,500,000 American Depositary Shares

representing 31,000,000 Shares of no par value

ReneSola Ltd

UNDERWRITING AGREEMENT

September 29, 2009

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

UBS AG

52/F, International Finance Center

8 Finance Street, Central

Hong Kong

As Representatives of the Several Underwriters

Ladies and Gentleman:

ReneSola Ltd, a company incorporated in the British Virgin Islands limited by shares (“Company”), proposes to issue and sell to the several Underwriters named in Schedule A hereto (“Underwriters”), for whom you are acting as representatives (the “Representatives”), an aggregate of 15,500,000 American Depositary Shares (“Firm ADSs”), each representing two of the Company’s shares of no par value (“Shares”). The respective amounts of the Firm ADSs and Option ADSs (as defined below) to be so purchased by the several Underwriters are set forth opposite their names in Schedule A hereto. The Company proposes to sell at the Underwriters’ option an aggregate of up to 2,325,000 additional ADSs (“Option ADSs”) as set forth below.

As the Representatives, you have advised the Company (a) that you are authorized to enter into this Agreement on behalf of the several Underwriters, and (b) that the several Underwriters are willing, acting severally and not jointly, to purchase the numbers of Firm ADSs set forth opposite their respective names in Schedule A, plus their pro rata portion of the Option ADSs if you elect to exercise the over-allotment option in whole or in part for the accounts of the several Underwriters. The Firm ADSs and the Option ADSs (to the extent the aforementioned option is exercised) are herein collectively called the “Offered ADSs.” The Shares represented by the Firm ADSs are hereinafter called the “Firm Shares,” the Shares represented by the Option ADSs are hereinafter

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called the “Option Shares” and the Firm Shares and Option Shares are hereinafter collectively called the “Offered Shares.” Unless the context otherwise requires, each reference to the Firm ADSs, the Option ADSs or the Offered ADSs herein also includes the Shares represented by such ADSs.

The ADSs purchased by the Underwriters will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to a Deposit Agreement dated January 28, 2008 (the “Deposit Agreement”), among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all holders and owners from time to time of the ADSs.

In consideration of the mutual agreements contained herein and the interest of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

1. Representations and Warranties of the Company.

The Company represents and warrants to, and agrees with, each of the several Underwriters that:

(i) The Company has filed with the Commission a registration statement on Form F-3 (File No. 333-160221) including a related prospectus or prospectuses, covering the registration of the Offered Shares under the Act, which has become effective. “Registration Statement” at any particular time means such F-3 registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such F-3 registration statement, that in each case has not been superseded or modified. “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time. For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

For purposes of this Agreement:

“430B Information,” with respect to any registration statement, means information included in a prospectus then deemed to be a part of such registration statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information,” with respect to any registration statement, means information included in a prospectus then deemed to be a part of such registration statement pursuant to Rule 430C.

“Act” means the Securities Act of 1933, as amended.

“Applicable Time” means 7:30 p.m. (New York time) on the date of this Agreement.

“Closing Date” has the meaning defined in Section 2 hereof.

“Commission” means the Securities and Exchange Commission.

“Effective Time” of the Registration Statement relating to the Offered ADSs means the time of the first contract of sale for the Offered ADSs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered ADSs and otherwise satisfies Section 10(a) of the Act.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered ADSs in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Rules and Regulations” means the rules and regulations of the Commission.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange (“Exchange Rules”).

“Statutory Prospectus” with reference to a particular time means the prospectus relating to the Offered ADSs that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.

(ii) (A) (a) At the time the Registration Statement initially became effective, (b) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (c) at the Effective Time relating to the Offered ADSs and (d) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) (a) on its date, (b) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (c) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 7(b) hereof.

(iii) A registration statement on Form F-6 (File No. 333-148559) in respect of the Offered ADSs has been filed with the Commission; such registration statement in the form heretofore delivered to the Representatives and, excluding exhibits, to the Representatives for each of the other Underwriters, has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the Company’s best knowledge after due inquiry, threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the Rules and Regulations, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iv) A registration statement on Form 8-A (File No. 001-33911) in respect of the registration of the Offered Shares and the Offered ADSs under the Exchange Act, has been filed with the Commission; such registration statement in the form heretofore delivered to the Representatives and, excluding exhibits, to the Representatives for each of the other Underwriters, has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the Company’s best knowledge after due inquiry, threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the “Form 8-A Registration Statement”); and the Form 8-A Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Exchange Act and the Rules and Regulations, and did not and will not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(v) (A) At the time of the initial filing of the Registration Statement and (B) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Offered ADSs, all as described in Rule 405.

(vi) As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time and the preliminary prospectus supplement, dated September 23, 2009, including the base prospectus dated July 22, 2009 (which is the most recent Statutory Prospectus distributed to investors generally) and the other information, if any, stated in Schedule B to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 7(b) hereof.

(vii) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered ADSs or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (A) the Company has promptly notified or will promptly notify the Representatives and (B) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(viii) The Company has been duly incorporated and is a validly existing company limited by shares in good standing under the laws of the British Virgin Islands, with power and authority (corporate and other) to own its properties and conduct its business in the manner presently conducted and as described in the Registration Statement, General Disclosure Package and the Final Prospectus; and the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification.

(ix) Each of the subsidiaries of the Company, as listed in Annex A hereto (the “Subsidiaries”), has been duly incorporated and is existing and in good standing (as applicable) under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus; and each of the Subsidiaries is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except such as would not, individually or in the aggregate, (i) result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company, and the Subsidiaries taken as a whole, or (ii) prevent the consummation of the transactions contemplated hereby (the occurrence of any such effect or any such prevention described in the foregoing clauses (i) and (ii) being referred to as a “Material Adverse Effect”); all of the issued and outstanding capital stock of each of the Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable; the capital stock of each Subsidiary owned by the Company, to the extent shown in Annex A hereto, directly or through subsidiaries, is owned free from liens, encumbrances and defects; and none of the capital stock of or equity interest in any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. The memorandum and articles of association or other constitutive or organizational documents of each of the Company and the Subsidiaries comply with the requirement of applicable law in its respective jurisdiction of incorporation and are in full force and effect.

(x) The Offered Shares represented by the Offered ADSs and all other outstanding shares of the Company have been duly authorized; the authorized equity capitalization of the Company is as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus; all outstanding shares of the Company are, and, when the Offered ADSs have been delivered and paid for in accordance with this Agreement on each Closing Date, such Offered ADSs, including the Offered Shares represented thereby, will have been, validly issued, fully paid and nonassessable, will conform to the information in the Registration Statement and the General Disclosure Package and to the description of such Offered ADSs and the Offered Shares contained in the Final Prospectus; the shareholders of the Company have no preemptive rights with respect to the Shares; none of the outstanding shares of the Company have been issued in violation of any preemptive or similar rights of any security holder; neither the filing of the Registration Statement or the ADS Registration Statement, nor the offering or sale of the Offered ADSs and the Offered Shares as contemplated by this Agreement gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any Shares. The form of certificates for the Shares conforms to the corporate law of the British Virgin Islands and to any requirements of memorandum and articles of association or other constitutive or organizational documents of the Company. Subsequent to the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectus, except as otherwise specifically stated therein or in this Agreement, the Company has not: (A) issued any securities; or (B) declared or paid any dividend or made any other distribution on or in respect to its shares.

(xi) Assuming the Deposit Agreement has been duly authorized, executed and delivered by the Company and by the Depositary, it constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights; upon due issuance by the Depositary of ADRs evidencing the Offered ADSs against the deposit of the Offered Shares in respect thereof in accordance with the Deposit Agreement, such ADRs will be duly and validly issued and the holders thereof will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Registration Statement, the General Disclosure Package as of the Applicable Time and the Final Prospectus.

(xii) There are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(xiii) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or the ADS Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act.

(xiv) The Offered ADSs have been approved for listing on the New York Stock Exchange, subject to notice of issuance. All of the Company’s Shares issued and outstanding have been duly admitted for trading on the Alternative Investment Market of the London Stock Exchange (“AIM”). Applications have been made by the Company to admit the Offered Shares represented by the Offered ADSs for trading on AIM.

(xv) No consent, approval, authorization, or order of, clearance by, or filing or registration with, any person (including any governmental agency or body or any court or any stock exchange) is required to be obtained or made by the Company for the consummation of the transactions contemplated by the Deposit Agreement or this Agreement in connection with the issuance and sale of the Offered ADSs by the Company, including the deposit of any Offered Shares represented by the Offered ADSs with the Depositary and the issuance of the ADRs evidencing the ADSs and the listing of the ADSs on the New York Stock Exchange, except such as have been obtained or made and are in full force and effect and such as may be required under applicable state securities laws.

(xvi) Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, each of the Company and the Subsidiaries has good and marketable title to all real properties and all other properties and assets owned by them, in each case free from and clear of all liens, charge, encumbrances, defects, claims, options or restrictions that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and the Company and the Subsidiaries hold any leased real or personal property under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them.

(xvii) The execution, delivery and performance of this Agreement, the performance of the Deposit Agreement, the consummation of the transactions contemplated herein, the fulfillment of the terms thereof and hereof, and the issuance and sale of the Offered ADSs, including the deposit of any Offered Shares represented by the ADSs with the Depositary and the issuance of the ADRs evidencing the ADSs and the listing of the ADSs on the New York Stock Exchange, do not and will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries, pursuant to, the charter or by-laws of the Company or any of the Subsidiaries, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or any of their properties, or any agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or to which any of the properties of the Company or any of the Subsidiaries is subject; a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries.

(xviii) Neither the Company nor any of the Subsidiaries is (or with the giving of notice or lapse of time would be) (A) in violation of its respective charter, by-laws or other organizational documents or (B) in violation of any law, order, rule or regulation judgment, order, writ or decree applicable to the Company or any of the Subsidiaries of any court, stock exchange or any government, regulatory body, administrative agency or other governmental body having jurisdiction, or (C) in default under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, and solely with respect to sub-clauses (B) and (C), except such violations and defaults that would not, individually or in the aggregate, result in a Material Adverse Effect.

(xix) This Agreement has been duly authorized, executed and delivered by the Company.

(xx) Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, the Company and the Subsidiaries possess, and are in compliance with the terms of, all adequate certificates, authorizations, franchises, licenses and permits (the “Licenses”) necessary or material to the conduct of the business now conducted or proposed in the Registration Statement, the General Disclosure Package and the Final Prospectus to be conducted by them and have not received any notice of proceedings relating to the revocation or modification of any License that, if determined adversely to the Company or any of the Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(xxi) No labor dispute with the employees of the Company or any of the Subsidiaries exists or, to the knowledge of the Company, is imminent that could have a Material Adverse Effect.

(xxii) The Company and the Subsidiaries own, possess or can acquire on reasonable terms sufficient trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, inventions, technology, know-how and other intellectual property and similar rights, including registrations and applications for registration thereof (collectively, “Intellectual Property Rights”) necessary or material to the conduct of the business now conducted or proposed in the General Disclosure Package to be conducted by them, and the expected expiration of any such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, (i) there are no rights of third parties to any of the Intellectual Property Rights owned by the Company or the Subsidiaries; (ii) there is no material infringement, misappropriation breach, default or other violation, or the occurrence of any event that with notice or the passage of time would constitute any of the foregoing, by the Company, the Subsidiaries or third parties of any of the Intellectual Property Rights of the Company or the Subsidiaries; (iii) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s or any Subsidiary’s rights in or to, or the violation of any of the terms of, any of their Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (v) there is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company or any Subsidiary infringes, misappropriates or otherwise violates or conflicts with any Intellectual Property Rights or other proprietary rights of others and the Company is unaware of any other fact which would form a reasonable basis for any such claim; and (vi) to the best knowledge of the Company, none of the Intellectual Property Rights used by the Company or the Subsidiaries in their businesses has been obtained or is being used by the Company or the Subsidiaries in violation of any contractual obligation binding on the Company or any of the Subsidiaries in violation of the rights of any persons.

(xxiii) Neither the Company nor any of the Subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

(xxiv) Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the People’s Republic of China (the “PRC”) or the British Virgin Islands or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance of the Offered Shares, (B) the deposit by the Company of the Offered Shares with the Depositary, the issuance of the ADRs evidencing the Offered ADSs and the delivery of the Offered ADSs to or for the account of the Underwriters,

(C) the sale and delivery of the Offered ADSs by the Underwriters to the initial purchasers as part of the Underwriters’ distribution of the Offered ADSs as contemplated hereunder; or (D) the execution and delivery of this Agreement.

(xxv) Each of the Company and the Subsidiaries has filed on a timely basis all required tax returns, reports and filings or have been granted extensions thereof. Such returns, reports or filings are not the subject of any disputes with revenue or other authorities other than disputes which if determined adversely to the Company or the Subsidiary, would not have a Material Adverse Effect. The Company and each of the Subsidiaries has paid all taxes (including any assessments, fines or penalties) required to be paid by them and has no knowledge of any tax deficiency which might be assessed against, except as would not have a Material Adverse Effect.

(xxvi) The statements in the Registration Statement, the General Disclosure Package and the Final Prospectus under the headings “Description of Share Capital” and “Description of American Depositary Shares” insofar as they purport to constitute a summary of the terms of the Shares and the ADSs, respectively, and under the headings “Risk Factors,” “Enforceability of Civil Liabilities,” “Regulation”, “Taxation” and “Underwriting” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate, complete and fair summaries of such matters described therein in all material respects.

(xxvii) The section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”), as updated by the Registration Statement, the General Disclosure Package and Final Prospectus, accurately and fully describes (A) accounting policies which the Company believes are the most important in the portrayal of the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis and which require management’s most difficult, subjective or complex judgments (“critical accounting policies”); (B) judgments and uncertainties affecting the application of critical accounting policies; and (C) explanation of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. The Company’s board of directors and senior management have reviewed and agreed with the selection, application and disclosure of critical accounting policies. The section entitled “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Report, as updated by the Registration Statement, the General Disclosure Package and the Final Prospectus, accurately and fully describes (x) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur; and (y) all material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of the Company and the Subsidiaries on a consolidated basis. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, there are no outstanding guarantees or other contingent obligations of the Company or the Subsidiaries that could reasonably be expected to have a Material Adverse Effect. All governmental tax waivers from national and local governments of the PRC and other local and national PRC tax relief, concession and preferential treatment or obtained by the Company or the Subsidiaries are valid, binding and enforceable.

(xxviii) Neither the Company nor, to the Company’s knowledge, any of its affiliates, has taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered ADSs and neither the Company nor any affiliated purchaser (as such term is defined in Regulation M under the Exchange Act) of the Company has, either alone or with one or more other persons, bid for or purchased or will bid for or purchase, for any account in which the Company or any such affiliated purchaser has a beneficial interest, any Offered ADSs or Shares or any right to purchase such Offered ADSs or Shares during the applicable Restricted Period as such term is defined in Regulation M, nor has the Company or any affiliated purchaser of the Company made or will make bids or purchases for the purpose of creating actual or apparent active trading in, or of raising the price of, the Offered ADSs or Shares which is designed to or which has constituted, or which might reasonably be expected to cause or result in, manipulation of the price of any security of the Company. The Company acknowledges that the Underwriters may engage in passive market making transactions in the Offered ADSs on the New York Stock Exchange in accordance with Regulation M under the Exchange Act.

(xxix) Any third-party statistical, industry-related and market-related data included in a Registration Statement, or the General Disclosure Package or the Final Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consents to the use of such data from such sources to the extent required.

(xxx) The Company and the Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties, if applicable, and as is customary for companies engaged in similar businesses.

(xxxi) Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

(xxxii) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the money laundry statutes and applicable rules and regulations thereunder is pending or, to the Company’s knowledge, threatened.

(xxxiii) Neither the Company nor any of the Subsidiaries nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxxiv) Except as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus, the Company maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that comply with the Securities Laws and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the generally accepted accounting principles in the United States and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries maintain and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions of assets. The Internal Controls are overseen by the Audit Committee (the “Audit Committee”) of the Board in accordance with Exchange Rules. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, the Company is not aware of, and does not reasonably expect to publicly disclose or report to the Audit Committee or the Board, a significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would have a Material Adverse Effect.

(xxxv) A member of the Audit Committee has confirmed to the Chief Executive Officer or Chief Financial Officer that, except as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus, the Audit Committee is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Audit Committee review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years; or (iii) any Internal Control Event.

(xxxvi) There are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company and any of the Subsidiaries or any of their respective properties that, if determined adversely to the Company or any of the Subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under the Deposit Agreement or this Agreement, or which are otherwise material in the context of the sale of the Offered ADSs; and, to the Company’s knowledge, no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are threatened or contemplated.

(xxxvii) The consolidated financial statements included in the Registration Statement, the General Disclosure Package and the Final Prospectus present fairly the financial position of the Company and its consolidated subsidiaries and affiliated entity as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with the generally accepted accounting principles in the United States applied on a consistent basis; and the notes included in each Registration Statement and the General Disclosure Package present fairly the information required to be stated therein.

(xxxviii) Deloitte Touche Tohmatsu CPA Ltd., who certified the financial statements included in the Registration Statement, the General Disclosure Package and the Final Prospectus, is an independent registered public accounting firm as required by the Act and the Public Company Accounting Oversight Board.

(xxxix) Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, since the end of the period covered by the latest audited financial statements included in the General Disclosure Package, (i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and the Subsidiaries, taken as a whole, that is material and adverse, (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock and (iii) there has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and the Subsidiaries. The Company and the Subsidiaries have no material contingent obligations which are not disclosed in the Company’s financial statements which are included in the General Disclosure Package.

(xl) The Company is not and immediately after giving effect to the offering and sale of the Offered ADSs and the application of the proceeds thereof as described in the General Disclosure Package and the Final Prospectus, will not be, required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(xli) No “nationally recognized statistical rating organization” as such term is defined for purposes of Rule 436(g)(2) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company’s retaining any rating assigned to the Company or any securities of the Company or (ii) has indicated to the Company that it is considering any of the actions described in Section 6(c)(ii) hereof.

(xlii) The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for the current taxable year or any subsequent taxable year. The Company has no plan or intention to take any action that would result in the Company becoming a PFIC in the future under current laws and regulations.

(xliii) Under current laws and regulations of the British Virgin Islands and any political subdivision thereof, all dividends and other distributions declared and payable on the Offered Shares may be paid by the Company to the holder thereof in United States dollars and all such payments made to holders thereof who are non-residents of the British Virgin Islands will not be subject to income, withholding or other taxes under laws and regulations of the British Virgin Islands or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the British Virgin Islands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the British Virgin Islands or any political subdivision or taxing authority thereof or therein.

(xliv) The application of the net proceeds from the offering of the Offered ADSs, as described in the Registration Statement, the General Disclosure Package and the Final Prospectus, will not contravene any provision of any current and applicable laws or the current constituent documents of the Company or any of the Subsidiaries or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument currently binding upon the Company or any of the Subsidiaries or any governmental authorization applicable to any of the Company or any of the Subsidiaries.

(xlv) Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, none of the Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to the Company or its other Subsidiaries, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company or the other Subsidiaries any loans or advances to such Subsidiary from the Company or the other Subsidiaries or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary. All dividends declared by a Subsidiary in the PRC may under the current laws and regulations of the PRC be freely transferred out of the PRC and may be paid in United States dollars, subject to the successful completion of PRC formalities required for such remittance, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC, and without the necessity of obtaining any governmental authorization in the PRC.

(xlvi) The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Offered ADSs other than the preliminary prospectus supplement dated September 23, 2009, including the base prospectus dated July 22, 2009, any Issuer Free Writing Prospectus, the Final Prospectus and other materials, if any, permitted under the Act and consistent with Section 5 below. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time required under Rule 433(d) under the Act. The Company has satisfied or will satisfy the conditions in Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show.

(xlvii) Solely to the extent that Sarbanes-Oxley and the rules and regulations promulgated by the Commission and the New York Stock Exchange thereunder has been applicable to the Company, there is and has been no failure on the part of the Company to comply in all material respects with any provision of Sarbanes-Oxley and the rules and regulations promulgated by the Commission and the New York Stock Exchange thereunder.

(xlviii) As of the filing of the Registration Statement, there were no outstanding personal loans made, directly or indirectly, by the Company to any director or executive officer (including his/her spouse, infant children or any company or undertaking in which he/she holds a controlling interest) of the Company; and there are no material relationships or transactions between the Company or any of the Subsidiaries on the one hand and their respective affiliates, officers and directors or their shareholders, customers or suppliers on the other hand which, although required to be disclosed, are not disclosed in Registration Statement, the General Disclosure Package and the Final Prospectus.

(xlix) There are no relationships or related-party transactions involving the Company, any of the Subsidiaries, or any other person required to be described in the Registration Statement, the General Disclosure Package and the Prospectus which have not been described as required.

(l) To the Company’s knowledge, there are no affiliations or associations between any member of the Financial Industry Regulatory Authority (“FINRA”) and any of the Company’s officers, directors or 5% or greater securityholders, except as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(li) The Company is a “foreign private issuer” within the meaning of Rule 405 under the Act.

(lii) Each of this Agreement and the Deposit Agreement is in proper form to be enforceable against the Company in the British Virgin Islands in accordance with its terms; to ensure the legality, validity, enforceability or admissibility into evidence in the British Virgin Islands of this Agreement or the Deposit Agreement, it is not necessary that this Agreement or the Deposit Agreement be filed or recorded with any court or other authority in the British Virgin Islands or that any stamp or similar tax in the British Virgin Islands be paid on or in respect of this Agreement, the Deposit Agreement or any other documents to be furnished hereunder.

(liii) No holder of any of the Shares or the Offered ADSs after the consummation of the transactions contemplated by this Agreement or the Deposit Agreement is or will be subject to any personal liability in respect of any liability of the Company by virtue only of its holding of any such Shares or Offered ADSs; and except as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus, there are no limitations on the rights of holders of the Shares or the Offered ADSs to hold, vote or transfer their securities.

(liv) Under the laws of the British Virgin Islands, each holder of ADRs evidencing Offered ADSs issued pursuant to the Deposit Agreement shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the ADRs in a direct suit, action or proceeding against the Company.

(lv) The Registration Statement, the preliminary prospectus supplement dated September 23, 2009, the Final Prospectus, any Issuer Free Writing Prospectus and the ADS Registration Statement and the filing of the Registration Statement, the preliminary prospectus supplement dated September 23, 2009, the Final Prospectus, any Issuer Free Writing Prospectus and the ADS Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement and the ADS Registration Statement have been duly executed pursuant to such authorization by and on behalf of the Company.

(lvi) The choice of the law of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of the British Virgin Islands and the PRC and will be honored by courts in the British Virgin Islands and the PRC. The Company has the power to submit, and pursuant to Section 15 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each United States federal court and New York state court located in the Borough of Manhattan, in the City of New York, New York, U.S.A. (each, a “New York Court”). The Company has the power to submit, and, pursuant to Section 7.07 of the Deposit Agreement, has legally, validly and effectively submitted, to the personal jurisdiction of each New York Court. The Company has the power to designate, appoint and authorize, and pursuant to Section 15 of this Agreement and Section 7.07 of the Deposit Agreement, has legally, validly, effectively and irrevocably designated, appointed an authorized agent for service of process in any action arising out of or relating to this Agreement, the Deposit Agreement or the Offered ADSs in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 15 of this Agreement and Section 7.07 of the Deposit Agreement.

(lvii) The Company or any of its respective properties, assets or revenues does not have any right of immunity under British Virgin Islands, PRC or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any British Virgin Islands, PRC, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Deposit Agreement; and, to the extent that the Company, or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 15 of this Agreement and Section 7.07 of the Deposit Agreement.

(lviii) Any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement and the Deposit Agreement, or an arbitral award rendered against the Company based on the Deposit Agreement, as the case may be, would be recognized and enforced against the Company by British Virgin Islands courts without re-examining the merits of the case under the common law doctrine of obligation.

(lix) The Company is aware of and has been advised as to, the contents of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange of the PRC on August 8, 2006 and effective as of September 8, 2006 (the “M&A Rules”), in particular the relevant provisions thereof which purport to require offshore special purpose vehicles, or SPVs, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange; the Company has received legal advice specifically with respect to the M&A Rules from its PRC counsel and the Company understands such legal advice.

(lx) The statements set forth in the Annual Report under the caption, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ADSs on the New York Stock Exchange, we may face regulatory actions or other sanctions which may adversely affect our financial condition” are a fair and accurate summary of the matters described therein.

(lxi) Each of the Company and the Subsidiaries that were incorporated outside of the PRC has taken, or is in the process of taking, all reasonable steps to comply with, and to ensure compliance by each of its shareholders and option holders that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the State Administration of Foreign Exchange (the “SAFE Regulations”), including, without limitation, requesting each shareholder and option holder that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen to complete any registration and other procedures required under applicable SAFE Regulations.

(lxii) Each “forward-looking statement” (within the meaning of Section 27A of the Act or Section 21E of the Exchange Act) contained in the Registration Statement, the General Disclosure Package, the Final Prospectus and each Issuer Free Writing Prospectus, if any, has been made or reaffirmed with a reasonable basis and in good faith.

(lxiii) In connection with any agreements entered into for the acquisition (collectively, the “Acquisition Agreements”) of Dynamic Green Energy Limited (“Dynamic Green”), each of the Company and, to the Company’s knowledge, the other parties to the Acquisition Agreements, has full power, authority and legal right to enter into, execute, adopt, assume, issue, deliver and perform its respective obligations under each of the Acquisition Agreements to which it is a party, and has authorized, executed and delivered each of the Acquisition Agreements to which it is a party; and the Acquisition Agreements are legally valid and binding agreements of the Company and, to the Company’s knowledge, the other parties thereto, enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights. To the Company’s knowledge, and subject to the matters set forth in the disclosure schedule to the share purchase agreement dated September 21, 2009, among the Company, Dynamic Green and the selling shareholders party thereto, the execution, delivery and performance of each of the Acquisition Agreements by the parties thereto, and the consummation of the transactions contemplated thereunder (taken individually or together as a whole), did not and will not (A) result in any violation of the articles of association, charter, by-laws or other organizational documents (if any) of any of the parties thereto; (B) result in any violation of or penalty under any laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other legislation of the PRC; or (C) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any other contract, license, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of their property or assets is subject, except, in the case of sub-clauses (B) and (C), where any such violation, penalty, conflict, breach or default would not, individually or in the aggregate, result in a Material Adverse Effect.

(lxiv) The statements in the Registration Statement, the General Disclosure Package and the Final Prospectus under the heading “Recent Acquisition” are a fair and accurate summary in all material respects of the matters described therein.

(lxv) To the Company’s knowledge following its due diligence review in connection with the acquisition, the financial results of Dynamic Green included in the Registration Statement, the General Disclosure Package and the Final Prospectus under the heading “Recent Acquisition” have been derived from and are consistent with Dynamic Green’s accounting and financial records, have been compiled on a basis consistent with that of Dynamic Green’s prior audited consolidated financial results and are true and correct in all material respects.

(lxvi) There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the General Disclosure Package and the Final Prospectus pursuant to Rule 3-05 of Regulation S-X under the Securities Laws that are not included as required in connection with the acquisitions of Dynamic Green and Wuxi Jiacheng Solar Energy Technology Co., Ltd.

(lxvii) The Company has provided the Underwriters and its counsels with all agreements and instruments (or a description thereof), to which Dynamic Green or any of its subsidiaries is a party or by which any of them or any of their properties is bound or affected, and other information with respect to Dynamic Green, that the Company has received and believes to be material to Dynamic Green and its subsidiaries, taken as a whole.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters as required or contemplated by this Agreement shall constitute a representation and warranty hereunder by the Company, as to matters covered thereby, to each Underwriter.

2. Purchase, Sale and Delivery of Offered ADSs.

On the basis of the representations, warranties and agreements herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at a purchase price of US$4.56 per ADS, the respective number of Firm ADSs set forth opposite the name of such Underwriter in Schedule A hereto.

The Company will deliver the ADRs evidencing the Firm ADSs to, or as instructed by, the Representatives through the facilities of the Depositary Trust Company (“DTC”) for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price in U.S. dollar (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company at the office of Shearman & Sterling LLP, at 8 A.M., New York time, on October 5, 2009, or at such other time not later than five full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the “First Closing Date”. For purposes of Rule 15c6-1 under the Securities Exchange Act of 1934, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered ADSs sold pursuant to the offering. The ADRs evidencing the Firm ADSs so to be delivered will be in definitive form, in such denominations and registered in such names the Representatives request. The ADRs will be made available for checking at Shearman & Sterling LLP or such other place designated by the Representatives at least 24 hours prior to the First Closing Date.

In addition, upon written notice from the Representatives given to the Company from time to time not more than 30 days subsequent to the date of the Final Prospectus, the Underwriters may purchase all or less than all of the Option ADSs at the purchase price per ADS to be paid for the Firm ADSs. The Company agrees to sell to the Underwriters the numbers of Option ADSs specified in such notice and the Underwriters agree, severally and not jointly, to purchase such Option ADSs. Such Option ADSs shall be purchased from the Company for the account of each Underwriter in the same proportion as the number of Firm ADSs set forth opposite such Underwriter’s name bears to the total number of Firm ADSs (subject to adjustment by the Representatives to eliminate fractions) and may be purchased by the Underwriters only for the purpose of covering over-allotments made in connection with the sale of the Firm ADSs. No Option ADSs shall be sold or delivered unless the Firm ADSs previously have been, or simultaneously are, sold and delivered. The right to purchase the Option ADSs or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to the Company.

Each time for the delivery of and payment for the Option ADSs, being herein referred to as an “Option Closing Date”, which may be the First Closing Date (the First Closing Date and each Option Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not earlier than two nor later than five full business days after written notice of election to purchase Option ADSs is given. The Company will deliver the ADRs evidencing the Option Securities being purchased on each Option Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives, against payment of the purchase price therefore in U.S. dollars in same day funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company, at the office of

Shearman & Sterling LLP. The ADRs evidencing the Option Securities will be in definitive form, in such denominations and registration in such names as the Representatives request upon reasonable notice prior to such Option Closing Date. The ADRs will be made available for checking and packaging at Shearman & Sterling LLP or such other place designated by the Representatives at a reasonable time in advance of such Option Closing Date.

The documents to be delivered on a Closing Date by or on behalf of the parties hereto pursuant to this Agreement shall be delivered at the office of Shearman & Sterling LLP or other location designated by the Representatives 24 hours prior to such Closing Date or such other time designated by the Representatives.

3. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Offered ADSs for sale to the public as set forth in the Final Prospectus.

4. Certain Agreements of the Company.

The Company agrees with the several Underwriters that:

(a) The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by the Representatives, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement. The Company has complied and will comply with Rule 433.

(b) The Company will promptly advise the Representatives of any proposal to amend or supplement at any time the Registration Statement or any Statutory Prospectus and will not effect such amendment or supplement without the Representatives’ consent, which consent shall not be unreasonably withheld; and the Company will also advise the Representatives promptly of (i) the filing of any amendment to or supplement of a Registration Statement or any Statutory Prospectus, (ii) any request by the Commission or its staff for any amendment to the Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of a Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered ADSs in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) If, at any time when a prospectus relating to the Offered ADSs is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and the dealers and any other dealers upon request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 6 hereof.

(d) As soon as practicable, but not later than 16 months after the date of this Agreement, the Company will make generally available to its security holders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(e) The Company will furnish to the Representatives two copies of the Registration Statement and the ADS Registration Statement, each of which will be signed and will include all exhibits, each related Statutory Prospectus, and, so long as a prospectus relating to the Offered ADSs is (or but for the exemption in Rule 172 would be) required to be delivered under the Act, the Final Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Representatives shall request. The Final Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the execution and delivery of this Agreement. All other such documents shall be so furnished as soon as available. The Company will pay the expenses of printing and distributing to the Underwriters all such documents.

(f) The Company will arrange for the qualification of the Offered ADSs for sale under the laws of such jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution.

(g) During the period of five years hereafter, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Company will furnish to the Representatives as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to shareholders. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), it is not required to furnish such reports or statements to the Underwriters.

(h) Prior to the First Closing Date, the Company will furnish to the Underwriters, as soon as they have been prepared by or are available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(i) The Company will use its best efforts to comply with Sarbanes-Oxley, and to use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply with Sarbanes-Oxley.

(j) The Company will maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Shares of the Company.

(k) Prior to each Closing Date, the Company will not issue any press release or other communication directly or indirectly and will not hold any press conference with respect to the Company or any of the Subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any of the Subsidiaries, or the offering of the ADSs, without prior consent of the Representatives, which consent shall not be unreasonably withheld.

(l) Upon request of any Underwriter, the Company will furnish, or cause to be furnished, to such Underwriter an electronic version of the Company’s trademarks, servicemarks and corporate logo for use on the website, if any, operated by such Underwriter for the purpose of facilitating the on-line offering of the Offered ADSs in connection with this offering; provided, however, that any such license is granted without any fee and may not be assigned or transferred to any person without the Company’s consent other than affiliates of such Underwriter.

(m) The Company agrees not to attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the British Virgin Islands.

(n) The Company agrees with the several Underwriters that the Company will pay all expenses incident to the performance of the obligations of the Company under this Agreement, including but not limited to any filing fees and other expenses incurred in connection with qualification of the Offered ADSs and the Offered Shares represented thereby for sale under the laws of such jurisdictions as the Representatives designate and the preparation and printing of memoranda and prospectus wrapper relating thereto, costs and expenses related to the review by the FINRA of the Offered ADSs (including filing fees and the fees and expenses of counsel for the Underwriters relating to such review), costs and expenses relating to investor presentations or any “road show” in connection with the offering and sale of the Offered ADSs including, without limitation, any travel expenses of the Company’s officers and employees and any other expenses of the Company including the chartering of airplanes, fees and expenses incident to listing the Offered ADSs on the New York Stock Exchange, fees and expenses in connection with the registration of the Offered ADSs under the Act and expenses incurred in distributing preliminary prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors. In addition, the Company shall reimburse the Underwriters for reasonable out-of-pocket expenses up to a maximum of US$200,000, including, without limitation, travel, lodging, communication, fees and disbursements of international, local and other counsels, reasonably incurred in connection with investigating, marketing and proposing to market the Offered ADSs, or in contemplation of performing their obligations hereunder.

(o) The Company will use its best efforts to maintain the listing of the Offered ADSs on the New York Stock Exchange and ensure that all of the Company’s issued shares are admitted to trading on AIM.

(p) The Company will use the net proceeds received by it in connection with this offering in the manner described in the “Use of Proceeds” section of the General Disclosure Package and the Final Prospectus.

(q) The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Offered ADSs in such a manner (i) as would require the Company or any of the Subsidiaries to register as an investment company under the 1940 Act, and (ii) that would result in the Company being not in compliance with any applicable laws, rules and regulations of the State Administration of Foreign Exchange of the PRC.

(r) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered ADSs.

(s) The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Offered ADSs to the Underwriters and on the execution and delivery of this Agreement or the Deposit Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(t) For the period specified below (the “Lock-Up Period”), the Company will not, directly or indirectly, take any of the following actions with respect to its Shares or ADSs representing the Shares, or any securities convertible into or exchangeable or exercisable for any of its Shares, including ADSs representing the Shares (“Lock-Up Securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action, without the prior written consent of the Representatives, except (A) issuances of Lock-Up Securities pursuant to this Agreement, (B) the conversion of the U.S. dollar settled 1% Convertible Bonds Due 2012, (C) grants of employee stock options pursuant to the terms of its 2007 Share Incentive Plan or issuances of Lock-Up Securities pursuant to the exercise of such options. The initial Lock-Up Period will commence on the date hereof and continue for 90 days after the date hereof or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the

Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive such extension in writing. The Company will provide the Representatives with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period.

(u) The Company will comply with the terms of the Deposit Agreement so that the ADRs evidencing the ADSs will be executed by the Depositary and delivered to the Underwriters, pursuant to this Agreement at the applicable Closing Date.

5. Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered ADSs that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. The Company represents that is has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file any electronic road show with the Commission.

6. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Firm ADSs on the First Closing Date and the Option Securities to be purchased on each Option Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company herein (as though made on such Closing Date), to the accuracy of the statements of Company officers and the Depositary made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) The Representatives shall have received letters, dated, respectively, the date hereof and at each Closing, of Deloitte Touche Tohmatsu CPA Ltd., confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and substantially in the form attached as Annex C hereto; provided, however, that in any letter dated a Closing Date, the specified date referred to in Annex C shall be a date no more than three days prior to such Closing Date.

(b) The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 4(a) of this Agreement. Prior to such Closing Date, no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Representatives, shall be contemplated by the Commission.

(c) Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects or of the Company and the Subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to market the Offered ADSs; (ii) any downgrading in the rating of any debt securities of the Company by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) a change in U.S., the PRC, the British Virgin Islands, the United Kingdom or international financial, political or economic conditions or currency exchange rates, exchange controls, or taxation, including any transfer taxes, duties, or withholding obligations the effect of which is such as to make it, in the judgment of the Representatives, impractical to market or to enforce contracts for the sale of the Offered ADSs, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the New York Stock Exchange or the London Stock Exchange (including AIM), or any setting of minimum prices for trading on such exchange; (v) any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by U.S. Federal, New York, PRC, the British Virgin Islands or the United Kingdom authorities; (vii) any major disruption of settlements of securities, payment or clearance services in the United States or the United Kingdom; (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, the British Virgin Islands, the United Kingdom or the PRC, any declaration of war by the U.S. Congress, the PRC, the United Kingdom or any other national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered ADSs or to enforce contracts for the sale of the Offered ADSs.

(d) The Representatives shall have received an opinion, dated such Closing Date, of Latham & Watkins, United States counsel for the Company, addressed to the Representatives, substantially in the form set forth in Annex D hereto.

(e) The Representatives shall have received an opinion, dated such Closing Date, of Haiwen & Partners, PRC counsel for the Company, addressed to the Company, substantially in the form set forth in Annex E hereto; in addition, Haiwen & Partners shall have furnished to the Representatives a written consent letter, dated such Closing Date, authorizing the Representatives to rely on such opinion.

(f) The Representatives shall have received an opinion dated such Closing Date, of Harney Westwood & Reigels, British Virgin Islands counsel for the Company, addressed to the Representatives, substantially in the form set forth in Annex F hereto.

(g) The Representatives shall have received an opinion dated such Closing Date, of Pinsent Masons, United Kingdom counsel for the Company, addressed to the Representatives, substantially in the form set forth in Annex G hereto.

(h) The Representatives shall have received an opinion, dated such Closing Date, from Emmet, Marvin & Martin LLP, counsel for the Depositary, addressed to the Representatives, substantially in the form set forth in Annex H hereto.

(i) The Representatives shall have received from Shearman & Sterling LLP, United States counsel for the Underwriters, such opinion or opinions, dated such Closing Date, addressed to the Underwriters, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters. In rendering such opinion, Shearman & Sterling LLP may rely as to the incorporation of the Company and all other matters governed by British Virgin Islands laws upon the opinion of Harney Westwood & Riegels and as to all matters governed by the laws of the PRC upon the opinions of Haiwen & Partners referred to above and the opinions of King & Wood referred to below.

(j) The Representatives shall have received from King & Wood, PRC counsel to the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(k) The Depositary shall have furnished or caused to be furnished to the Underwriters a certificate satisfactory to the Representatives of one of its authorized officers with respect to the deposit with it of the Shares represented by the ADSs against issuance of the ADRs evidencing the ADSs, the execution, issuance, countersignature and delivery of the ADRs evidencing the ADSs pursuant to the Deposit Agreement and such other matters related thereto as the Representatives may reasonably request.

(l) The Deposit Agreement shall be in full force and effect and the Company and the Depositary shall have taken all action necessary to permit the deposit of the Shares and the issuance of the ADSs in accordance with the Deposit Agreement.

(m) The Representatives shall have received a certificate, dated such Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission and, subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and the Subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(n) On or prior to the date of this Agreement, the Representatives shall have received lock-up letters from each of the directors and executive officers of the Company and the existing owners of the Shares listed on Annex B-I, in each case substantially in the form attached hereto as Annex B-II.

(o) The Representatives shall have received a certificate, dated such Closing Date, of the Chief Executive Officer, or officer performing similar function, of Dynamic Green substantially in the form set forth in Annex I hereto.

(p) The ADSs shall have been listed and admitted and authorized for trading on the New York Stock Exchange.

(q) The Offered Shares represented by the Offered ADSs shall have been approved by AIM for admission for trading on AIM.

(r) On or prior to the First Closing Date, the Offered ADSs shall be eligible for clearance and settlement through the facilities of DTC.

The Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably request. The Representatives may in their sole discretion waive, on behalf of the Underwriters, compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Option Closing Date or otherwise.

7. Indemnification and Contribution.

(a) The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each an “Indemnified Party”), from and against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement, the ADS Registration Statement or the Form 8-A Registration Statement, at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors and each of its officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”) from and against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, or other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the ADS Registration Statement, at any time, any Statutory Prospectus at any time, the Final Prospectus or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred; it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Final Prospectus furnished on behalf of each Underwriter: the concession and reallowance figures appearing in the fifth paragraph under the caption “Underwriting” and the information contained in the eleventh paragraph under the caption “Underwriting.”

(c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action; and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered ADSs or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand, and the Underwriters on the other in connection with the statements or omissions, which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand, and the Underwriters, on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering of the Offered ADSs (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount of the underwriting discounts and commission applicable to the Offered ADSs purchased by such Underwriter. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 7(d).

8. Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase the Offered ADSs hereunder on any Closing Date and the aggregate number of Offered ADSs that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of Offered ADSs that the Underwriters are obligated to purchase on such Closing Date, the Representatives may make arrangements satisfactory to the Company for the purchase of such Offered ADSs by other persons, including any of the Underwriters, but if no such arrangements are made by such

Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered ADSs that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate number of Offered ADSs with respect to which such default or defaults occur exceeds 10% of the total number of Offered ADSs that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to the Representatives, and the Company for the purchase of such Offered ADSs by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 9 (provided that if such default occurs with respect to the Option ADSs after the First Closing Date, this Agreement will not terminate as to the Firm ADSs or any Option ADSs purchased prior to such termination). As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

9. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered ADSs. If the purchase of the Offered ADSs by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 8 hereof, the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered ADSs, and the respective obligations of the Company and the Underwriters pursuant to Section 7 hereof shall remain in effect. In addition, if any Offered ADSs have been purchased hereunder, the representations and warranties in Section 1 and all obligations under Section 4 shall also remain in effect.

10. Notices. All communications hereunder will be in writing and,

(a) if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to: Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: Transactions Advisory Group, and UBS AG, 52/F, 2 International Finance Centre, 8 Finance Street, Central, Hong Kong, Attention: Legal Department; or

(b) if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at ReneSola Ltd, No. 8 Baoqun Road, YaoZhuang, Jiashan, Zhejiang 314117, People’s Republic of China, Attention: Mr. Charles Xiaoshu Bai;

provided, however, that any notice to an Underwriter pursuant to Section 7 will be mailed, delivered or telegraphed and confirmed to such Underwriter.

11. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective personal representatives and successors and the officers and directors and controlling persons referred to in Section 6, and no other person will have any right or obligation hereunder. No purchaser of the Offered ADSs from any Underwriter shall be deemed as a successor or assign merely because of such purchase.

12. Representation. The Representatives will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and any action under this Agreement taken by the Representatives jointly will be binding upon all the Underwriters.

13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

14. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) The Representatives have been retained solely to act as underwriters in connection with the sale of the Offered ADSs and that no fiduciary, advisory or agency relationship between the Company on the one hand, and the Representatives, on the other, has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Representatives have advised or are advising the Company on other matters;

(b) The price of the Offered ADSs set forth in this Agreement was established by Company following discussions and arm’s-length negotiations with the Representatives, and the Company is capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) The Company has been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Representatives have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) The Company waives, to the fullest extent permitted by law, any claims it may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Representatives shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company.

15. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

The Company hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in the City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in the City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System, as its authorized agent in the Borough of Manhattan in the City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 10, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

If the foregoing is in accordance with the Representatives’ understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

RENESOLA LTD

By:	/S/ XIANSHOU LI
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

UBS AG

By:	/s/ Saurabh Beniwal
Name:	Saurabh Beniwal
Title:	Managing Director

By:	/s/ Anny Lian
Name:	Anny Lian
Title:	Executive Director

Acting on behalf of themselves and as the Representatives of the several Underwriters named in Schedule A hereto.

SCHEDULE A

Underwriter	Total Number of Firm ADS to be Purchased
Credit Suisse Securities (USA) LLC	7,750,000
UBS AG	6,975,000
Lazard Capital Markets LLC	775,000
Total	15,500,000

SCHEDULE B

1. General Use Free Writing Prospectuses (included in the General Disclosure Package)

None

2. Other Information Included in the General Disclosure Package

The price of the Offered ADSs to the public is US$4.75 per ADS.

The total number of the Firm ADSs and the Option ADSs is increased to 15,500,000 and 2,325,000, respectively.